02041221

EXECUTED COPY

RECD S.E.C.
JUN 1 8 2002
1086

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR JUNE 18, 2002

PROCESSED
JUN 2 6 2002
THOMSON FINANCIAL

P.E.

Telecom Argentina STET-France Telecom S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

TABLE OF CONTENTS

TELECOM

June 14, 2002

Buenos Aires Stock Exchange

Dear Sirs,

Re.: Information Chapter III, Point III.4 of the Regulations.
(Resol. Gral. CNV No. 368/2001)

I am writing you as President of TELECOM ARGENTINA STET-FRANCE TELECOM S.A., in compliance with the above mentioned Regulation, to inform that Mr. Alberto José Ricciardi who was the Chief Financial Officer of the Company, due to personal reasons, has left the Company.

The Chief Executive Officer Ms. Susana Malcorra, has temporarily taken over the above mentioned position.

Sincerely,

Juan Carlos Masjoan
President

Telecom Argentina Stet - France Telecom S.A.
Alicia Moreau de Justo 50
C1107AAB Buenos Aires - Argentina
Teléfono: (54-11)4968-4000
http//www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ARGENTINA STET-FRANCE
TELECOM S.A.

Dated: June 18, 2002

By:
Name:
Title:

Ing. Juan Carlos Masjoan
Presidente